Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

October 23, 2012

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 4 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 27, 2012, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Williamson.

The Amendment is being filed in response to comments received from the Staff by letter dated May 23, 2012 with respect to Amendment No. 4 to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 23, 2012

Page Two

Prospectus Summary

1.	Please provide us with copies of the 2008 joint consensus statement by the American Diabetes Association and the 2011 recommendations by the National Lipid Association.

Response to Comment 1:

The Company has supplementally provided this information to the Staff.

Risk Factors, page 12

2.	We note your disclosure on page 27 and elsewhere that you voluntarily withdrew your 510(k) premarket notification to the Federal Drug Administration to resolve “issues” identified by the FDA with respect to your submission. With a view to clarifying disclosure, please advise us of the issues and provide us with the basis for your belief that you will be able to be cleared by the FDA in 2013.

Response to Comment 2:

The Company advises the Staff that the FDA raised concerns relating to two clinical studies from which the Company acquired specimens that it tested. Both studies were conducted by other sponsors. One of these was a very large study evaluating the use of statin treatment in patients who were at risk for cardiovascular disease. The second was a large observational study in an ethnically diverse patient population that was free of cardiovascular disease at the beginning of the study and then was monitored for cardiovascular events over an average period of 5.5 years.

The FDA expressed concerns that:

•        the first study involved subjects that were initially evaluated in the early 1990s, as a result of which the specimens were too old and the criteria used to determine a cardiovascular event during that time period was no longer representative of current medical practice; and

•        the second clinical study may have been biased because approximately 16% of the subjects who did not give permission to use their results for commercial purposes had slightly different attributes from the subjects that did give permission to use their results, meaning that the average age, gender, race, and average triglycerides levels of the two groups were not necessarily comparable. The Company could only use specimens from the group of users who had previously given such permission.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 23, 2012

Page Three

The Company intends to and believes that it can successfully locate one or more additional clinical studies to support a new 510(k) submission, leading to eventual clearance in 2013. Two such studies are currently under evaluation. In addition, the Company believes that it may be possible to have the sponsor of the second study referenced above independently analyze the data to demonstrate that there were no significant differences in HDL-P results for the subgroup of participants who did not give permission to use their results for commercial purposes as compared to the complete patient population.

Dilution, page 41

3.	We note your disclosure that, as of December 31, 2011, you had a deficit in net tangible book value of $(41.6) million, or approximately $(11.91) per share of common stock. Please confirm our understanding that you include deferred offering costs in your calculation of net tangible book value and, if so, tell us why you include these assets that cannot be sold separately from all other assets of the business.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 41 to exclude the deferred offering costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

4.	We note your disclosure on pages 46 and 49 regarding your “direct distribution channel” and the 11.3% decrease in average selling price due to “a continuing shift in channel mix toward clinical laboratory customers.” Please revise to further clarify in quantitative and qualitative terms the makeup of your channel customers. Your revised disclosure should further clarify material trends, events and uncertainties with respect to the channel mix and customers. See comment 18 of our letter dated July 20, 2011.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 50, 52 and 55 of the Amendment.

5.	We note that the full $6 million is owed on the term loan and the revolving line of credit is “scheduled to expire in May 2012.” Please revise to further clarify and update your liquidity condition and your internal and external sources of liquidity.

Response to Comment 5:

The Company advises the Staff that it has entered into an amendment to the loan agreement to extend the maturity date to May 2013. The amendment has been filed as an exhibit to the Registration Statement, and the Company has revised the disclosure appearing on page 56 of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 23, 2012

Page Four

Business, page 78

Research and Development, page 89

6.	We note the reference to your recent patent license agreement with the Cleveland Clinic and your belief that a recent discovery may lead to new diagnostic tests and approaches to the treatment of heart diseases. Please revise here and elsewhere as appropriate to address the material terms of this agreement and your research and development activities as it relates to new diagnostic tests. Also, please file the patent license agreement or advise.

Response to Comment 6:

In response to the Staff’s comment, the Company has added disclosure on pages 100-101 of the Amendment to describe the material terms of the license agreement with Cleveland Clinic. However, the Company advises the Staff that this patent license agreement is not currently material to the Company’s business and therefore it does not believe that the agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company is not currently dependent upon the agreement with Cleveland Clinic, as a diagnostic test based on the TMAO marker is still at the very early stages of development and is not strategically important to the Company’s current core business of marketing and selling the NMR LipoProfile test. No revenues have been earned under the license agreement, no royalties have been paid to date, and no royalties are expected to be paid for at least several years. While the Company is required to use commercially reasonable efforts to develop and commercialize a TMAO-based diagnostic test, there is no minimum amount that the Company is required to spend on such development, other than the minimum annual amounts owed to Cleveland Clinic that are described on pages 100-101 of the Amendment. The Company further advises the Staff that the license agreement may be terminated at any time by the Company upon 120 days’ notice in its discretion.

Supply Agreements, page 91

7.	We note your disclosure on page 91 regarding the supply agreement negotiations with Agilent. Please provide an updated timeframe for completing these negotiations and confirm that the agreement will be filed under Item 601(b)(10) of Regulation S-K.

Response to Comment 7:

The Company advises the Staff that it has now entered into the supply agreement. The Company has filed the agreement as an exhibit to the Amendment as a material agreement under Item 601(b)(10) of Regulation S-K.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 23, 2012

Page Five

Index to Financial Statements, page F-1

8.	Please update your financial statements, as applicable, pursuant to Rule 3-12 of Regulation S-X.

Response to Comment 8:

The Company has updated its financial statements in the Amendment pursuant to Regulation S-X.

Notes to Financial Statements, page F-7

10. Stock Option and Equity Incentive Plans, page F-28

9.	We note the weighted average exercise price of $1.83 for the 731,100 stock options granted in fiscal 2011. We further note on page 59 that the exercise prices of these options were between $3.34 and $4.77. Please explain to us how you arrived at the weighted average exercise price of $1.83 for these options or revise as necessary.

Response to Comment 9:

The Company has revised the disclosure appearing on page F-30 of the Amendment.

16. Quarterly Results of Operations (unaudited), page F-37

10.	We note that the sum of certain amounts in your quarterly results of operations do not reconcile to the respective amounts in your fiscal 2010 and 2011 statements of operations on page F-4. Please revise your quarterly results of operations as necessary, or provide a footnote to explain the reason(s) for such differences.

Response to Comment 10:

In response to the Staff’s comment, the Company has added a footnote on pages F-39-40 of the Amendment to explain the difference.

Other

11.	Please note that we are considering your telephonic question and disclosure relating to your “emerging growth company” status.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 23, 2012

Page Six

Response to Comment 11:

The Company acknowledges the Staff’s comment and appreciates the Staff’s telephonic reply to Brent Siler on May 24, 2012. The Company advises the Staff that its election not to avail itself of the exemption from new or revised accounting standards will take effect as of the completion of the offering. The Company acknowledges that this election is irrevocable. The Company has also modified the disclosure on page 35 and added disclosure on page 84 in response to the comment conveyed telephonically by the Staff to Mr. Siler on that call.

* * * *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.
Ashok D. Marin, LipoScience, Inc.
Darren K. DeStefano, Cooley LLP
Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM